RX Safes, Inc.

July 14, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mrs. Pamela Long

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	RX Safes, Inc. Registration Statement on Form S-1 File No. 333-193800

Dear Mrs. Long:

The Company hereby withdrawals its request for acceleration on Friday, July 11, 2014 or thereafter that was filed with the SEC on Wednesday, July 9, 2014.

RX Safes, Inc.

By:

/s/ Lorraine Yarde

Lorraine Yarde

Chief Executive Officer

670 Du Fort Avenue

Henderson, NV, 89002 - Phone: 516-983-9144